UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

October 9, 2014

Commission File Number: 001-36622

ProQR Therapeutics N.V.

Darwinweg 24

2333 CR Leiden

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

License and Clinical Supply Agreement

On October 8, 2014, ProQR Therapeutics N.V. (the “Company”) entered into a License and Clinical Supply Agreement (the “Agreement”) with Pari Pharma GmbH (“Pari”), in connection with the licensing of technology related to a delivery device possessed by Pari, to further the Company’s development and commercialization efforts. Under the terms of the Agreement, in exchange for royalties and other payments required thereunder, Pari granted the Company an exclusive, sublicensable, royalty-bearing, worldwide license to such licensed technology for use by the Company in the field covered by the Agreement. Pari will also provide certain assistance to the Company in order to help the Company develop and commercialize technology for use with the Company’s product candidate. The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the text of the Agreement, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Leiden, The Netherlands on October 9, 2014.

PROQR THERAPEUTICS N.V.

By:	/s/ Daniel de Boer
	Name:	Daniel de Boer

	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

10.1†	License and Clinical Supply Agreement, dated as of October 8, 2014, by and among the Registrant and Pari Pharma GmbH.

†	Confidential treatment requested as to portions of the exhibit. Confidential material omitted and filed separately with the Securities and Exchange Commission.